Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in millions)	2018	2017	2018	2017
Earnings before income taxes excluding noncontrolling interest	$458	$402	$1,236	$1,099
Add:
Interest expense	58	62	181	184
Appropriate portion of rental expense (1)	7	7	23	22
Amortization of capitalized interest	2	1	4	3
Earnings as adjusted	$525	$472	$1,444	$1,308

Fixed charges:
Interest expense	$58	$62	$181	$184
Appropriate portion of rental expense (1)	7	7	23	22
Capitalized interest	1	1	3	5
Total fixed charges	$66	$70	$207	$211

Ratio of earnings to fixed charges	8.0x	6.7x	7.0x	6.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.